Art 3/16/2004

CM 3/8

[redacted] ES

S E COMMISSION

20549

04002047

ANN D REPORT

FORM X-17A-5

PART III

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FEB 2 7 2004

SEC FILE NUMBER
8-34344

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HARRIS NESBITT CORP.

RECD S.E.C.

FEB 2 7 2004

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 TIMES SQUARE
(No. and Street)

NEW YORK,	NEW YORK	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SUSANNE VORSTER 212-702-1982
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLC.
(Name – *if individual, state last, first, middle name*)

757 THIRD AVENUE	NEW YORK	NEW YORK	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Art 3.18.2004

OATH OR AFFIRMATION

I, DAVID HARTLEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HARRIS NESBITT CORP., as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public
State of New York
Therese R. Umbs
Appointment expires Mar. 30, 2006
Reg. No. 01UM6004832

Notary Public

Signature

DAVID HARTLEY, CHIEF OPERATING OFFICER AND EXECUTIVE MANAGING DIREC

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors
Harris Nesbitt Corp.:

We have audited the accompanying statement of financial condition of Harris Nesbitt Corp., formerly Gerard Klauer Mattison & Co., Inc. (the Company), a wholly owned subsidiary of Bankmont Financial Corporation, as of December 31, 2003, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harris Nesbitt Corp. at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 26, 2004

HARRIS NESBITT CORP.
(A Wholly Owned Subsidiary of Bankmont
Financial Corporation)

Statement of Financial Condition

December 31, 2003

Assets

Cash and cash equivalents	$	5,487,243
Receivable from brokers, dealers, and clearing organizations		70,357,381
Receivable from customers		6,982,461
Receivable from affiliates		11,421,884
Securities owned, at market value		65,271,430
Securities borrowed		3,967,461,408
Securities purchased under agreements to resell		2,097,044,569
Accrued interest receivable		8,408,102
Furniture, equipment, and leasehold improvements at cost, less accumulated depreciation of $14,525,960		14,261,778
Other assets		50,168,710
Total assets	$	6,296,864,966

Liabilities and Stockholder's Equity

Liabilities:		
Bank loan payable	$	4,000,000
Payable to brokers, dealers, and clearing organizations		47,250,633
Payable to customers		32,883,094
Securities sold, not yet purchased, at market value		55,910,035
Obligation to return borrowed securities		41,897,769
Securities loaned		107,167,202
Securities sold under agreements to repurchase		5,739,788,859
Accounts payable and accrued expenses		71,587,264
Total liabilities		6,100,484,856
Commitments and contingent liabilities		
Liabilities subordinated to claims of general creditors		80,000,000
Stockholder's equity:		
Preferred stock, $1,000 stated value, 1 share authorized, issued, and outstanding		1,000
Common stock, $10 par value, 10,000 shares authorized; 1,090 shares issued and outstanding		10,900
Additional paid-in capital		118,168,144
Accumulated deficit		(1,799,934)
Total stockholder's equity		116,380,110
Total liabilities and stockholder's equity	$	6,296,864,966

See accompanying notes to financial statements.